Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FlipInvestor, Inc.
9332 N 95th Way B109
Scottsdale, AZ 85258
iflipinvest.com

Up to $1,234,999.80 in Common Stock at $0.59
Minimum Target Amount: $9,999.91

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: FlipInvestor, Inc.
Address: 9332 N 95th Way B109, Scottsdale, AZ 85258
State of Incorporation: WY
Date Incorporated: January 16, 2018

Terms:

Equity

Offering Minimum: $9,999.91 | 16,949 shares of Common Stock
Offering Maximum: $1,234,999.80 | 2,093,220 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.59
Minimum Investment Amount (per investor): $499.73

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus | 5% Bonus Shares

As you are a Previous Investor, Current Subscription Holder, or Trusted Partner of FlipInvestor, Inc., you are eligible for additional bonus shares.

Time-Based Perks

Friend and Family

Invest $499 within the first 3 days and receive 15% bonus shares.

Super Early Bird

Invest $499 within the first 7 days and receive 10% bonus shares.

Early Bird Bonus

Invest $499 within the first 14 days and receive 5% bonus shares.

Volume-Based Perks

Protection Package

Invest $500+ and receive an invitation to Private Investor Group.

Wealth Builder Package

Invest $1,000+ and receive Free VIP Ticket to Any Upcoming Bullet Proof Investing Event (you and spouse).

Premium Package

Invest $5,000+ and receive Free VIP Ticket to Any Upcoming Bullet Proof Investing Event (you and spouse), 3 months free iFlip platform subscription + 3% bonus shares.

Wall Street Package

Invest $10,000+ and receive Free VIP Ticket to Any Upcoming Bullet Proof Investing Event (you and spouse), 6 months free iFlip platform subscription + 5% bonus shares + 1-hour phone call with CEO.

Elite Package

Invest $25,000+ and receive Free VIP Ticket to Any Upcoming Bullet Proof Investing Event (you and spouse), a 1-year free subscription, Private Smartfolio Investing Setup with Kelly for your new account + 10% bonus shares + a 1-hour phone call with CEO.

Warren Buffet Package

Invest $50,000+ and receive Free VIP Ticket to Any Upcoming Bullet Proof Investing Event(you and spouse), 1-year free subscription, Private Smartfolio Investing Setup, Private Dinner at Bullet Proof event with the Founders + 15% bonus shares + 1 hour CEO call.

The 10% StartEngine Owners' Bonus

FlipInvestor, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.59/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

**Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

iFlip is an easy-to-use investment platform powered by A.I. and machine learning that democratizes the investing process. Founded by a highly experienced team of Wall Street veterans, our goal is to give individuals the same tools as professional investors at a fraction of the price. After over six years of creating best-in-class technology, we are now looking to expand our services and grow our customer base.

We are one of the first platforms using A.I. to provide customers with information they can use to make investments. Our model includes several revenue generators, including monthly software subscriptions for users, subscriptions through advisory and custodial channels, and our upcoming broker dealer services.

FlipInvestor, Inc. ("iFlip") was incorporated on January 16, 2018, as a Wyoming Corporation.

Competitors and Industry

Market & Industry

The global robo-advisory market was valued at $4.51 billion in 2020 and is expected to reach $54.15 billion by 2028, growing at a CAGR of 31.84% from 2021-2028 (Source). The increasing demand for automated investment solutions and the growing adoption of A.I. and machine learning technologies are driving this growth.

Competitors

Competitors fall into 3 categories. 1. Online DIY platform/broker (Robinhood, WeBull) Convenient and cheap but lacking tools and information to help clients make decisions. 2. RoboAdvisor (Betterment) Low fees but zero active management a different way to engage in buy/hold strategy 3. Wealth Advisors (Private managers) Actively managed generally with indexed strategies which includes downside protection and the possibility of individual stock buys.

IFLIP - We believe we are different/better because we empower people with quantitative tools to actively manage their positions through the use of real A.I. not just an algorithm. We have a fixed SaaS fee structure with significant downside protection and we allow customers to begin with as little as $500. We believe that no one else offers all of the benefits we do.

Current Stage and Roadmap

Current Stage

Our model includes several revenue generators, including monthly software subscriptions for users, subscriptions through advisory and custodial channels, and our upcoming broker dealer services.

Enthusiastic investors have pledged over $4 million to iFlip in our initial seed round. With over $2 million from our Series A round already accounted for, we are ready to open up this investment opportunity to the investing public.

Future Roadmap

Our product roadmap is extensive. By the end of 2023 we will be rolling out our broker dealer with complete B2B capabilities allowing independent RIA's to use our platform to manage their clients' money. We will also continue our international expansion.

The majority of our efforts over the next year will be centered around marketing and expanding our channels. We will be increasing our partnerships with IRA custodial companies, RIA's and even social media influencers.

The Team

Officers and Directors

Name: Randall Ellis Tate

Randall Ellis Tate's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO and Board Member
  Dates of Service: January, 2017 - Present
  Responsibilities: As the CEO, Randy leads the Company in its capital raising efforts. Randy currently receives an annual salary compensation of $100,000.

Name: Douglas Allen Adams

Douglas Allen Adams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO
  Dates of Service: June, 2019 - Present
  Responsibilities: Doug is responsible for product development, customer support, and general operations including finance, HR, and interfacing with brokers. Doug currently receives an annual salary compensation of $100,000.

Name: Sidney Kelly Korshak

Sidney Kelly Korshak's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CIO, Board Member, and Corporate Secretary
  Dates of Service: May, 2017 - Present
  Responsibilities: Sidney writes the algorithms and creates/manages the AI used inside the Smartfolios. Sidney currently receives an annual salary compensation of $100,000 for this role.

Name: Jeffrey Wayne Hayzlett

Jeffrey Wayne Hayzlett's current primary role is with The C-Suite Network. Jeffrey Wayne Hayzlett currently services As needed hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2023 - Present
  Responsibilities: Board Member providing insight and governance to the management team and in connecting them to strategic investors. Jeffrey does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: The C-Suite Network
  Title: Chairman & Founder
  Dates of Service: June, 2014 - Present
  Responsibilities: Jeffrey Hayzlett is the Chairman and Founder of the C-Suite Network, the most trusted network of C-Suite leaders. The C-Suite Network's mission is to provide a peer community, networking events, relevant content and services to support c-level executives and other entrepreneurs achieve professional success.

Other business experience in the past three years:

- Employer: TallGrass Public Relations
  Title: Chairman
  Dates of Service: December, 2010 - Present
  Responsibilities: Chairman of TallGrass Public Relations

Other business experience in the past three years:

- Employer: The Hayzlett Group
  Title: Author
  Dates of Service: May, 2010 - Present
  Responsibilities: Author - 4 Time Best-Seller

Other business experience in the past three years:

- Employer: The Hero Club
  Title: Hero Club Member & Owner
  Dates of Service: January, 2017 - Present
  Responsibilities: Hero Club Member & Owner

Other business experience in the past three years:

- Employer: Project ECHO (Entrepreneurial Concepts Hands On!)
  Title: Advisory Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: Advisory Board Member

Other business experience in the past three years:

- Employer: Krach Institute for Tech Diplomacy at Purdue
  Title: Advisory Council Member
  Dates of Service: January, 2023 - Present
  Responsibilities: Advisory Council Member

Other business experience in the past three years:

- Employer: FlashCash
  Title: Board Member
  Dates of Service: September, 2022 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Social Cleanser

Title: Board Member
Dates of Service: September, 2022 - Present
Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Americano Media
  Title: Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Bright Bucks
  Title: Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: EDGE
  Title: Board Member
  Dates of Service: February, 2022 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Angel Investment Network
  Title: Board Member
  Dates of Service: January, 2019 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Loyalty Brands
  Title: Board Member
  Dates of Service: May, 2019 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: CoinLion
  Title: Board Member
  Dates of Service: August, 2018 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Global Cannabis Applications Corp.
  Title: Board Member
  Dates of Service: July, 2017 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: PRODUCTPEEL
  Title: Advisory Board Member
  Dates of Service: March, 2017 - Present
  Responsibilities: Advisory Board Member

Other business experience in the past three years:

- Employer: We Are Family Foundation
  Title: Board of Governors
  Dates of Service: September, 2010 - Present
  Responsibilities: Board of Governors

Other business experience in the past three years:

- Employer: LiveWorld
  Title: Board Member
  Dates of Service: June, 2007 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: SMEI Academy of Achievement Hall of Fame
  Title: Permanent Trustee
  Dates of Service: April, 2001 - Present
  Responsibilities: Permanent Trustee

Other business experience in the past three years:

- Employer: Big Daddy Unlimited
  Title: Former Vice Chairman
  Dates of Service: June, 2020 - May, 2023
  Responsibilities: Former Vice Chairman

Other business experience in the past three years:

- Employer: mindHIVE
  Title: Former Board Member
  Dates of Service: May, 2012 - April, 2020
  Responsibilities: Former Board Member

Name: Rob Simone

Rob Simone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Growth Officer
  Dates of Service: January, 2023 - Present
  Responsibilities: Marketing

Other business experience in the past three years:

- Employer: Summer Friday
  Title: President
  Dates of Service: April, 2023 - Present
  Responsibilities: Oversees all aspects of marketing strategy and new business development

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on FlipInvestor, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on FlipInvestor, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Market Volatility

The financial industry is highly susceptible to market volatility, which can impact the company's trading activities. Fluctuations in stock prices, interest rates, currency exchange rates, and commodity prices can affect the company's profitability and increase the risk of losses.

Regulatory Changes

The financial industry is subject to strict regulations and oversight from regulatory bodies. Changes in regulations, compliance requirements, or the introduction of new laws can impose additional costs on the company and impact its trading operations. Failure to comply with regulatory standards can result in fines, penalties, or legal consequences.

Counterparty Risk

Trading activities often involve counterparties, such as other financial institutions, hedge funds, or individual investors. The company faces the risk of counterparty default, where the counterparty fails to fulfill its obligations. This risk can lead to financial losses, reputational damage, and liquidity issues.

Liquidity Risk

The financial industry relies heavily on liquidity to execute trades effectively. Lack of liquidity in the markets can result in difficulties in buying or selling securities at desired prices, affecting the company's ability to execute trading strategies and manage risk. Illiquid markets can also lead to wider bid-ask spreads, reducing profitability.

Technology and Infrastructure Risks

Trading activities heavily depend on sophisticated technology systems and infrastructure. The company faces the risk of system failures, cyber-attacks, data breaches, or disruptions in connectivity. Such incidents can result in significant financial losses, operational disruptions, compromised client data, and reputational damage.

Geopolitical and Macroeconomic Risks

Global events, such as geopolitical tensions, economic recessions, or policy changes, can significantly impact financial markets. Changes in government regulations, trade policies, or macroeconomic indicators can lead to market disruptions, increased volatility, and reduced trading opportunities.

Reputation Risk

The financial industry relies heavily on trust and reputation. Any misconduct, unethical behavior, or operational failures can result in reputational damage, loss of clients, and regulatory scrutiny. Maintaining a strong reputation is crucial for attracting and retaining clients in the highly competitive trading industry.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sidney Kelly Korshak	12,375,000	Common Stock	30.0%
Wildcat Trust (Randy Tate and Karen Baur Trustees)	12,375,000	Common Stock	30.0%

The Company's Securities

The Company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,093,220 of Common Stock.

Common Stock

The amount of security authorized is 400,000,000 with a total of 43,262,928 outstanding.

Voting Rights

One vote per share.

Material Rights

The amount outstanding does not include 1,000,000 shares that may be issued pursuant to a Board Advisory Agreement.

The amount outstanding does not include 610,000 shares that may be issued pursuant to stock options outstanding.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Preferred Stock

The amount of security authorized is 17,845,576 with a total of 3,569,116 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

A. Designation. The distinctive serial designation of said series of the preferred stock shall be Series A Preferred Stock. Each share of the Series A Preferred Stock shall be identical in all respects with all other shares of the Series A Preferred Stock except as to the dates from and after which dividends thereon shall be cumulative.

B. Number of Shares in Series. The number of authorized preferred shares constituting the Series A Preferred Stock shall be an aggregate of SEVENTEEN MILLION EIGHT HUNDRED FORTY-FIVE THOUSAND FIVE HUNDRED SEVENTY SIX (17,845,576) shares, which number shall not be increased or decreased without the consent of a majority of the Series A Preferred Stock outstanding (unless at least 50% of the Series A Preferred originally issued remain outstanding, consent of the holders of at least 80.1% of the Series A Preferred shall be required). Shares of the Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of preferred stock undesignated as to series.

C. Rank. The Series A Preferred Stock shall rank (i) senior to any other series of preferred stock hereafter designated by the Corporation, unless the Company offers a series of preferred stock at a purchase price per share greater than what was paid by the holders of Series A Preferred Stock (in such case the Series A Preferred Stock may rank junior to any such futuredesignated class of preferred stock; and (ii) senior to the Corporation's common stock, par value $.001 per share (the "Common Stock") and any and all other classes or series of equity securities the Corporation may designate from time to time ((ii) and (iii), collectively, the "Junior Securities"), in each case to the distribution of assets upon liquidation, dissolution or winding up of the Corporation or to the payment of dividends. Notwithstanding the foregoing the Board of Directors may authorize the issuance of other series of preferred stock, the rights, preferences and privileges of any of which must be either (i) subordinated in all respects to the Series A Preferred Stock (except as set forth herein), or (ii) with the consent of holders of a majority of the thenoutstanding shares of Series A Preferred Stock (unless at least 50% of the Series A Preferred originally issued remain outstanding, consent of the holders of at least 80.1% of the Series A Preferred shall be required), pari passu with or senior to the Series A Preferred Stock.

D. Conversion to Common Stock. The holders of the Series A Preferred shall have the right to convert the Series A Preferred, at any time, into shares of Common Stock. The initial conversion rate shall be 1:1, subject to adjustment as provided below.

E. Automatic Conversion to Common Stock. The Series A Preferred shall be automatically converted into Common Stock, at the then applicable conversion price, (i) in the event that the holders of at least 80.1% of the outstanding Series A Preferred consent to such conversion or (ii) upon the closing of the initial underwritten public offering of the Company's stock in which the per share public offering price would yield a valuation (net of underwriters' discounts, concessions, commissions and expenses) of at least $100,000,000, with total offering proceeds to the Company in excess of $20,000,000 (net of underwriters' discounts, concessions, commissions and expenses) (the "Qualified Public Offering").

F. No Redemption. The Series A Preferred shall not be redeemable at the option of the holders thereof.

G. Dividends. NONE.

H. Antidilution Provisions. NONE

I. Voting Rights. NONE

J. Board of Directors. Upon the conclusion of the Series A Preferred round offering, the founders of the Company (Sidney Kelly Korshak and Randy Tate (the "Founders")) shall enter into a voting agreement with the holders of the Preferred Stock whereby Sidney Kelly Korshak and Randy Tate shall vote their respective common shares to appoint such person that the holders of a majority of the issued Series A Preferred shall direct.

K. Protective Provisions. For so long as at least 50% of the Series A Preferred originally issued remain outstanding, consent of the holders of at least 80.1% of the Series A Preferred shall be required for any action that: (i) adversely alters or changes the rights, preferences or privileges of the Series A Preferred (including the Company's Amended By-laws or its Amended Articles of Incorporation or any subsequent amendment thereto), (ii) creates (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or pari-passu with the Series A Preferred, (iii) increases or decreases the authorized size of the Company's Board of Directors, or (iv) results in the payment or declaration of any dividend on any shares of Common Stock.

L. Registration Rights. The Series "A" Investors (along with the Founders) shall be entitled to "piggy-back" registration rights on all registrations of the Company or on any demand registrations of any other investor subject to the right, however, of the Company and its underwriters to reduce the number of shares proposed to be registered pro rata in view of market conditions (but not less than 30% of any offerings after a Public Offering). If the Series "A" Investors are so limited, however, no party shall sell shares in such registration other than the Company or the Series "A" Investor, if any, invoking the demand registration. The Company and the Series A Preferred Investors shall each bear one-half of the registration expenses (exclusive of underwriting discounts and commissions) of all such demand and piggy- back registrations.

M. Right of First Refusal and Co-Sale Agreement. The Founders will enter into a right of first refusal and co-sale agreement with the Series A Preferred Investors that shall include a provision that any Founder who proposes to sell all or a portion of his shares to a third party must either permit the holders of the Series A Preferred shares at their option to i) to purchase such stock on the same terms as the proposed transfer, or ii) sell a proportionate part of their shares on the same terms offered by the proposed transferee. Such right will terminate upon the closing of a Qualified Public Offering.

N. Drag Along Rights. The Founders will enter into a "drag along agreement" with the Series A Preferred Investors whereby if a majority of the holders of Series A Preferred Stock agree to a sale or liquidation of the Company, the holders of the remaining Series "A" Preferred Investors and the Founders shall consent to and raise no objections to such sale.

O. Information Rights. Any Series A Preferred Shareholder that holds at least 10% of the total issued shares of the Series A Preferred Stock (a "Major Investor"), the Company shall deliver to each such Major Investor, annual and quarterly financial statements. These provisions shall terminate upon the Qualified Public Offering or upon an acquisition, merger or consolidation of the Company.

P. Rights to Maintain Proportionate Ownership. Major Investors shall have the right in the event the Company proposes to offer equity securities to any person (other than securities issued pursuant to Exempt Issuances) to purchase their pro rata portion of such shares, computed on a fully diluted basis at the close of this financing to maintain their proportionate equityownership position in the Company. This right will terminate upon the Qualified Public Offering or upon an acquisition, merger or consolidation of the Company.

Q. Purchase Agreement. The investment for the Series A Preferred Stock shall be made pursuant to a Stock Purchase Agreement reasonably acceptable to the Company and the Investors, which agreement shall contain, among other things, appropriate representations and warranties of the Company, covenants of the Company reflecting the provisions set forth herein and appropriate conditions of closing. The Purchase Agreement shall provide that it may only be amended with the approval of the Company and holders of more than 80.1% of the Series A Preferred (and Common Stock issued upon conversion of the Series A Preferred).

R. Liquidity Event Preference. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Stock shall be entitled to receive: (i) in preference to the holders of the Common Stock, a per share amount equal to the original purchase price (the "Liquidation Preference"); and (ii) after the payment of the Liquidation Preference to the holders of the Series A Preferred, the remaining assets shall be distributed ratably to the holders of the Common Stock and the Series A Preferred until the Series A Preferred has received in aggregate 2x their liquidation preference (including the initial liquidation preference itself)-- (the "Series "A" Preferred Stock Liquidation Value"). Thereafter, Common Stock is entitled to receive the remaining assets of the Company. A sale of all or substantially all of the assets of the Company or any material subsidiary or a merger, acquisition, or sale of voting control in which the shareholders of the Company or such material subsidiary do not own a majority of the outstanding shares of the surviving corporation of such merger, acquisition or sale shall be deemed to be a liquidation, unless the holders of at least 80.1% of the Series A Preferred determine otherwise.

1. Insufficient Assets; Pro Rata Distribution. If the assets of the Corporation are insufficient to provide to the holders of record of Series A Preferred Stock the full payment of the Series A Preferred Stock Liquidation Value, the holders of the Series A Preferred Stock shall share ratably in any distribution of assets available for distribution to the holders of Series A Preferred Stock, according to the respective amounts which would be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock

Type of security sold: Equity
Final amount sold: $200,000.88
Number of Securities Sold: 185,186
Use of proceeds: General Working Capital, infrastructure to expand the Company's customer fulfillment requirements, its affiliate program requirements and extend its B2B channels; and marketing advertisement campaigns which include launching a digital ad campaign, (e.g. Facebook, Google, Twitter, Linked In, etc.), to extend its brand and capture new clients.
Date: May 14, 2021
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,171,600.00
  Number of Securities Sold: 1,627,219
  Use of proceeds: General Working Capital, infrastructure to expand the Company's customer fulfillment requirements, its affiliate program requirements and extend its B2B channels; and marketing advertisement campaigns which include launching a digital ad campaign, (e.g. Facebook, Google, Twitter, Linked In, etc.), to extend its brand and capture new clients.
  Date: June 10, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 137,327
  Use of proceeds: General Working Capital.
  Date: March 04, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,000,000.00
  Number of Securities Sold: 3,569,116
  Use of proceeds: Product development, marketing, working capital, insurance, and other general corporate purposes
  Date: June 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $782,500.00
  Use of proceeds: General Working Capital
  Date: September 10, 2020
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $1,390,023.73
  Use of proceeds: General Working Capital
  Date: November 12, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $357k compared to $239k in fiscal year 2022.

We modified our subscription fees between 2021 and 2022. Specifically we removed a one-time setup fee and reduced our monthly subscription fees. While this had the near term impact of reducing revenue, we believe it will position us to acquire new customers and grow assets under management at a significantly faster pace. This was not a result of losing customers as our retention rate remains at 97%.

Cost of sales

Cost of Sales for fiscal year 2021 was $681k compared to $400k in fiscal year 2022.

The majority of the reduction in Cost of Sales was from restructuring the brokers that support our user accounts and their fees.

Gross margins

Gross margins for fiscal year 2021 were ($324k) compared to ($161k) in fiscal year 2022.

While we had reduced revenues between 2021 and 2022, the larger reduction in Cost of Sales enabled us to improve Gross Margins year over year. This sets us up to scale more profitably.

Expenses

Expenses for fiscal year 2021 were $798k compared to $977k in fiscal year 2022.

The majority of the increased expense between 2021 and 2022 was from increased labor spend. The additional labor was focused primarily on software development and market research.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have not yet begun any marketing. Past cash was primarily generated through sales and equity investments. Our goal is to reach $70m in assets and $1.3m in revenue within one year of funding. Current cash flows are a result of grassroots and word of mouth sales, sales will increase rapidly once we are able to properly market.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 30, 2023 the Company has capital resources available in the form of $800k in the company bank accounts.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are important but not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are very important but not necessary to the long term viability of the Company. Fully raised this would double our current liquidity.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $55k, decreasing to EBITA positive by month 18 for expenses related to salaries, marketing and R&D).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months /

years. This is based on a current monthly burn rate of $75-80k per month decreasing to EBITA positive by month 24 for expenses related to salaries, marketing & R&D).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including Series B funding round.

Indebtedness

- Creditor: Land Jewels, Inc.
  Amount Owed: $645,986.00
  Interest Rate: 7.4%
  Maturity Date: December 31, 2024
  Amount owed shown is principal. The Company shall make monthly payments and on the Maturity Date the entire principal balance then due and any accumulated interest shall be paid in full. The Company may prepay the outstanding balance note at any time without penalty.

- Creditor: EIDL Loan
  Amount Owed: $149,969.00
  Interest Rate: 3.75%
  Maturity Date: September 02, 2050

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $27,630,905.96

Valuation Details:

This valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has convertible securities outstanding. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

In making this calculation we have not assumed that:

(i) any outstanding options, warrants, and other securities with a right to acquire shares are exercised; or

(ii) any shares reserved for issuance under a stock plan are issued.

Company Overview

Flip Investor Inc. (the "Company") is an innovative investment platform harnessing the power of artificial intelligence and machine learning to help investors to protect their wealth. Over the past three fiscal years, the Company has demonstrated consistent annual revenues of $300,000 on average. Focused on advanced technology and user-friendly simplicity, iFlip Investor has successfully attracted over 16,000 registered users with an average account size of $15,700 (for funded accounts) and over $30,000,000 in AUM.

Pre-Money Valuation

The Company seeks to raise equity crowdfunding with a pre-money valuation of $27,000,000. This valuation was determined by looking at a combination of 1) Comparisons to public companies with similar products and business modelsl; 2) Book Value of assets; 3) Comparable Transactions; and 4) A discounted cash flows analysis. After evaluating our Company based on these 4 distinct factors we came to the conclusion that a $27,000,000 pre-money valuation is reasonable.

Fundraising of Similar Companies

Wealthfront and Betterment, two prominent robo-advisory platforms, showcase the potential strength of the AI-driven investment industry. Wealthfront, with a valuation of approximately $2 billion and over $15 billion in assets under management1, and Betterment, valued at around $800 million with $22 billion in assets under management2, have both successfully raised capital in recent years.

In addition to these fintech giants, smaller comparable companies such as SoFi, Wealthsimple, and Nutmeg have served as excellent benchmarks for iFlip Investor. These comparables have consistently raised capital through equity crowdfunding campaigns at valuations comparable to iFlip Investor when considering the industry average revenue multiplier of 67.5x, derived from the Global Equity Crowdfunding Market Research Report 2020-20243.

SoFi, which recently raised capital at a valuation of $8.65 billion4, Wealthsimple, valued at approximately $4 billion5, and Nutmeg, with a valuation of $494 million6, highlight consistent success across multiple market participants in the industry. Their success in raising funds for investment platforms with AI-driven capabilities reflects increased investor confidence in similar ventures like iFlip Investor.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.91 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,999.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  44.0%
  Market the product partnering with a performance company will be key to this. Completing and funding our broker-dealer launching our ETF allows us to maximize all of our revenue streams.

- Research & Development
  24.5%
  Market and customer research, new product development, and market testing.

- Company Employment
  10.0%
  Hire key personnel for daily operations, including the following roles: Software Engineers, Customer Experience, Sales, Marketing and Marketing Operations. Wages to be commensurate with training, experience and position.

- Working Capital
  15.0%
  Working capital to cover expenses for the server upgrades, software, trade shows as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at iflipinvest.com (https://iflipinvest.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/iflip-invest

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FlipInvestor, Inc.

[See attached]

FLIPINVESTORS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
FlipInvestor, Inc.
Scottsdale, Arizona

We have reviewed the accompanying financial statements of FlipInvestor, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 27, 2023
Los Angeles, California

FLIPINVESTORS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 1,754,466	$ 341,216
Total Current Assets	**1,754,466**	**341,216**
Property and Equipment, net	-	-
Intangible Assets	831,207	824,744
Total Assets	**$ 2,585,673**	**$ 1,165,960**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 53,288	$ 51,574
Current Portion of Loans and Notes	650,993	710,996
Unearned Revenue	3,995	-
Other Current Liabilities	33,006	36,045
Total Current Liabilities	**741,282**	**798,616**
Promissory Notes and Loans	144,903	295,372
Total Liabilities	**886,185**	**1,093,988**
STOCKHOLDERS EQUITY		
Common Stock	43,058	33,473
Series A Preferred Stock	3,569	-
Additional Paid in Capital	7,241,597	4,543,287
Retained Earnings/(Accumulated Deficit)	(5,588,736)	(4,504,787)
Total Stockholders' Equity	**1,699,488**	**71,973**
Total Liabilities and Stockholders' Equity	**$ 2,585,673**	**$ 1,165,960**

See accompanying notes to financial statements.

FLIPINVESTORS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 238,794	$ 356,655
Cost of Goods Sold	400,172	680,748
Gross profit	(161,378)	(324,093)
Operating expenses		
General and Administrative	929,173	787,348
Sales and Marketing	48,161	10,946
Total operating expenses	977,335	798,295
Operating Income/(Loss)	(1,138,713)	(1,122,388)
Interest Expense	63,276	78,667
Other Loss/(Income)	(118,040)	(108,511)
Income/(Loss) before provision for income taxes	(1,083,949)	(1,092,543)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,083,949)**	**$ (1,092,543)**

See accompanying notes to financial statements.

FLIPINVESTORS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Series A Preferred Stock Shares	Series A Preferred Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	31,414,000	**$ 31,414**		**$ -**	**$ 3,454,831**	**$ (3,412,244)**	**$ 74,001**
Issuance of Stock	2,058,621	2,059		-	1,088,456		1,090,515
Net income/(loss)						(1,092,543)	(1,092,543)
Balance—December 31, 2021	33,472,621	33,473	-	-	4,543,287	$ (4,504,787)	**$ 71,973**
Issuance of Stock	9,585,256	9,585	3,569,116	3,569	2,698,309		2,711,464
Net income/(loss)						(1,083,949)	(1,083,949)
Balance—December 31, 2022	**43,057,877**	**$ 43,058**	**3,569,116**	**$ 3,569**	**$ 7,241,597**	**$ (5,588,736)**	**$ 1,699,488**

See accompanying notes to financial statements.

FLIPINVESTORS INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,083,949)	$	(1,092,543)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		2,906
Amortization of Intangibles		98,977		92,516
Changes in operating assets and liabilities:				
Unearned Revenue		3,995		-
Credit Cards		1,714		(6,487)
Other Current Liabilities		(3,039)		10,147
Net cash provided/(used) by operating activities		**(982,302)**		**(993,462)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(105,440)		(33,552)
Net cash provided/(used) in investing activities		**(105,440)**		**(33,552)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		2,711,464		1,090,515
Repayment of Promissory Notes and Loans		(210,472)		(36,032)
Net cash provided/(used) by financing activities		**2,500,992**		**1,054,483**
Change in Cash		1,413,250		27,468
Cash—beginning of year		341,216		313,748
Cash—end of year	**$**	**1,754,466**	**$**	**341,216**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	63,276	$	78,667
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

FlipInvestor Inc. was incorporated on February 16, 2018 in the state of Wyoming. The financial statements of FlipInvestor Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scottsdale, Arizona.

Flip Investor Inc. (the "Company") is an innovative investment platform harnessing the power of artificial intelligence and machine learning to protect customer wealth, while simultaneously outperforming the market. Focused on advanced technology and user-friendly simplicity, iFlip Investor has successfully attracted 20,000 registered users. The main product offering from Flip Investor Inc. is the iFlip automated investing platform designed to protect our customer's wealth while outperforming the market. By using baskets of stocks and ETFs called Smartfolios, iFlip's proprietary software makes investment decisions to keep our customers ahead of the market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,305,895 and $83,077, respectively.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its IT infrastructure and software development costs, which will be amortized over the expected period to benefit, which may be as long as ten years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

FlipInvestor Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the

services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the innovative investment platform, which includes subscription income, service income, etc.

Cost of sales

Costs of goods sold include the cost of commission, hosting fees, subcontractors, market data fees, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $48,161 and $10,946, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 27, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Deposit payable	34	34
Advances	22,943	23,049
Payroll payable	10,030	12,963
Total Other Current Liabilities	**$ 33,006**	**$ 36,045**

4. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,	2022	2021
IT Infrastructure	$ 85,258	$ 85,258
Software Development	1,276,775	1,171,335
Intangible assets, at cost	**1,362,033**	**1,256,593**
Accumulated amortization	(530,826)	(431,849)
Intangible assets, Net	**$ 831,207**	**$ 824,744**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 were in the amount of $98,977 and $92,516, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period		**Amortization Expense**
2023	$	(98,977)
2024		(98,977)
2025		(98,977)
2026		(98,977)
Thereafter		(435,298)
Total	**$**	**(831,207)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 400,000,000 shares of common stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 43,057,877 shares and 33,472,621 shares were issued and outstanding, respectively.

Series A Preferred Stock

The Company is authorized to issue 100,000,000 shares of Series A Preferred Stock with a $0.001 par value. As of December 31, 2022, and December 31, 2021, 3,569,116 shares and 0 shares were issued and outstanding, respectively.

6. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 610,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ -	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	-	$ -	-
Exercisable Options at December 31, 2021	-	$ -	-
Granted	710,000	$ 0.10	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	710,000	$ 0.10	-
Exercisable Options at December 31, 2022	-	$ 0.10	-

Stock option expenses for the years ended December 31, 2022 was $0.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Land Jewels, Inc	$ 800,000	6.50%	10/21/2019	10/21/2020	$ 166,258	166,257.53	$ 645,996	$ -	$ 812,253.53	$ 52,000	$ 114,258	$ 710,996	$ -	$ 825,254
PPP loan	$ 145,472	1.00%	5/1/2020	Paid in full	$ -	-	$ -	$ -	$ -	$ -	$ -	$ -	$ 145,472	$ 145,472
EIDL Loan	$ 149,900	3.75%	9/2/2020	9/2/2050	$ 5,621	13,091	$ 4,997	$ 144,903	$ 157,994	$ 5,621	$ 7,469	$ -	$ 149,900	$ 157,369
Total					$ 171,879	$ 179,348	$ 650,993	$ 144,903	$ 970,247.45	$ 57,621	$ 121,727	$ 710,996	$ 295,372	$ 1,128,095

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 650,993
2024	4,997
2025	4,997
2026	4,997
2027	4,997
Thereafter	124,917
Total	**$ 795,896**

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(232,321)	$	(310,467)
Valuation Allowance		232,321		310,467
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(868,435)	$	(636,113)
Valuation Allowance		868,435		636,113
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,353,030, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,353,030. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through June 27, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,138,173, and an operating cash flow loss of $982,302. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

iFlip by FlipInvestor is not live or open to the public at this moment.

GET A PIECE OF IFLIP BY FLIPINVESTOR

Where Protection Meets Performance

iFlip is a simple-to-use investment platform backed by artificial intelligence to grow and protect the wealth of individual investors.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


iFlip
Where Protection Meets Performance

$0 Raised

REASONS TO INVEST

- According to our research, we are one of the first wealth management platforms available to everyday users harnessing the power of A.I. to protect and generate wealth.
- The global robo-advisory market is expected to reach $54.15 billion by 2028, growing at a CAGR of 31.84% from 2021-2028.*
- Our leadership team of Wall Street and SaaS veterans brings decades of experience at companies such as Deutsche Bank, Solomon Brothers, Infusionsoft, Oracle, and as advisors to numerous Fortune 100 companies.

*Source

Invest Now
$0.59 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$499.73	$27.63M

THE PITCH

Giving individuals access to professional-grade investing tools at a fraction of the price


Long-Term Investing Powered by Machine Learning
A simple to use investment platform powered by A.I. and machine learning.
As seen in...
Nasdaq
BENZINGA
BUSINESS INSIDER
yahoo! finance

iFlip is an easy-to-use investment platform powered by A.I. and machine learning that democratizes the investing process by providing customers with A.I. backed data they can use to make investments. Founded by a highly experienced team of Wall Street veterans, our goal is to give individuals the same tools as professional investors at a fraction of the price. We protect our customers' wealth while consistently outperforming the market. After six years of creating best-in-class technology, we are now looking to expand our services, improve user experience, and optimize the iFlip app to help grow our customer base. iFlip is not a registered investment advisor and customers must engage a registered broker-dealer to effect actual trades to replicate SmartFolio trade signal suggestions.

THE PROBLEM & OUR SOLUTION

An investing platform that levels the playing field to help individuals outperform the market and reduce risk

In our view, retail investors lack access to quantitative tools, education, and advanced technology to succeed in the stock market. Robo-advisors often use a simple buy-and-hold investment strategy that does not effectively manage market risk, leaving investors vulnerable to market downturns. Meanwhile, investors who use financial advisors are subject to complicated and expensive fee structures.

The Challenges

Retail investors ***lack access*** to quantitative tools and advanced technology to leverage in their portfolios

Investors who use financial advisors are subject to ***complicated and expensive*** fee structures

Robo-advisors often use a simple buy and hold investing strategy that does not effectively manage market risk, leaving investors ***vulnerable to market downturns***

iFlip envisions a world in which individuals have access to the same tools and data as Wall Street professionals through our accessible and user-friendly subscription model. To accomplish our goals, we've developed SmartFolios: automated baskets of stocks and ETFs actively managed by A.I.

Our Competitive Advantage

Proven Results
Since 2017, our flagship product has outperformed the S&P 500 (SPY) by 120%

Proven Protection
Over the past 3 market crashes, we've saved investors an average of 24%

We automate investing
Our A.I. makes investment decisions automatically, so our clients don't have to worry about a thing

We offer low fees
With our subscription-based fee structure, our clients have a 1.5–4.5% advantage even if we only match the market

**iFlip does not provide tax, investment, or financial services advice. No representation is being made that the A.I. strategy will or is likely to achieve profits. Diversification and the use of algorithms may help manage risk, however it does not assure a profit, or protect completely against losses, in a down market.*


Conservative
Balanced
Aggressive
Intelligent Core Strategies
New customers choose a Core Strategy based on their investment objective and risk tolerance. Each strategy is powered by one of our proprietary SmartFolio products

**iFlip is not a registered investment advisor. Customers can either manually enter trades based on SmartFolio suggestions or request that their broker-dealer allow for automated entry of the SmartFolio suggestions.*
iFlip is providing customers with information they can use to make their own investment decisions and is not providing investment advice.

We are one of the first platforms using A.I. to actively manage portfolios, assess risk, and predict outcomes. Our model includes several revenue generators, including monthly software subscriptions for users, subscriptions through advisory and custodial channels, and our upcoming broker dealer services.

THE MARKET & OUR TRACTION

A leading platform in a fast-growing market

The global robo-advisory market was valued at $4.51 billion in 2020 and is expected to reach $54.15 billion by 2028, growing at a CAGR of 31.84% from 2021-2028 (Source). The increasing demand for automated investment solutions and the growing adoption of A.I. and machine learning technologies are driving this growth.


CAGR of
31.84%
$4.51B
in 2020
$54.15B
projected
by 2028*
The global robo-advisory market was valued at $4.51 billion in 2020, and is expected to reach $54.15 billion by 2028 at a CAGR of 31.84%

*Source

Enthusiastic investors have pledged over $4 million to iFlip in our initial seed round. With over $2 million invested in our Series A round, we are ready to open up this investment opportunity to the investing public.

The press and media have already caught on, covering our work in the following publications:

- How Artificial Intelligence Helped iFlip Save Investor Returns During The 2020 Market Crash (Benzinga, May 8, 2020)
- iFlip Review: Make Your Money Work For You (MoneyMade, March 21, 2022)
- iFlip Launches Unprecedented Mobile AI Wealth Management Experience (Markets Insider, January 23, 2020)


Why Investors Choose iFlip (Website)
Share
iFlip Investor Stories
Why Custome
Choose iFlip
Watch on YouTube

**The above testimonials may not be representative of the opinions or of the experiences of other users and is not a guarantee of future performance or success.*

WHY INVEST

Building a brighter financial future for all

		Wealth Manager	Robo Advisor	Online Broker
Investment advice powered by A.I.	✓			
Real-Time Investment Suggestions	✓	✓		
Market index strategies	✓	✓		✓
Low minimum investment ($500)	✓		✓	✓
0% fee plans	✓			✓
Intuitive online experience	✓		✓	✓
Buy & sell individual stock or ETFs	✓	✓		✓

**Customers can interface their broker-dealer with SmartFolios to allow for real-time trades using SmartFolio suggestions. The broker-dealer has the complete discretion if and when to disable orders generated by way of the interface for the select customer or all customers using the interface.*

The financial services world has yet to experience democratization to the extent of many other industries. By continuing to grow our services and product offerings, we can change the investing landscape for everyone.

First, we plan to integrate B2B capabilities, allowing independent registered investment advisors (RIA) to use our platform to manage their clients' money. We also plan to continue our international expansion and increase our partnerships with IRA custodial companies, RIAs, and even social media influencers.

Join us as we bring the financial services industry into the future.

ABOUT

HEADQUARTERS
9332 N 95th Way B109
Scottsdale, AZ 85258

WEBSITE
View Site

iFlip is a simple-to-use investment platform backed by artificial intelligence to grow and protect the wealth of individual investors.

TEAM



Sidney Kelly Korshak
CIO, Board Member, and Corporate Secretary

Kelly attended Stanford and subsequently the University of Chicago and has a graduate degree in mathematics. He spent 30+ years on Wall Street, investing over $4 Billion assets for institutional banks and funds including Deutsche Bank, Morgan Stanley, Diamondback Capital, Brevan Howard and Tudor Group.

His strategy to investing is built around the approach that mathematical algorithms produce superior risk / reward in the stock market. This algorithmic intelligence (AI) approach led him to retire from Wall Street with his family in Arizona to start up his own company "Flip Investor".

His dream is to empower all individuals to grow their wealth through AI investment technology.



Randy Tate
CEO and Board Member

Randy spent his earlier years as a successful collegiate athlete turned high school teacher/coach and then self-made entrepreneur. He grew an athletic apparel/equipment company to over $5M+ in revenue in under 4 years, then sold it to a publicly traded sporting conglomerate, Sport Chalet.

For the last 10+ years he has trained thousands of employees and business owners on how to build leadership teams, market effectively, grow sales and build sustainable growth in their companies.

His passion for technology led him to one of the fastest growing software companies called Infusionsoft, which peaked with over 150,000 software users. As the VP of Business Training for customers, he developed and oversaw the expansion of the Elite Business Education curriculum program.

Since then he has led as the co-founder and CEO of Flip Investor Inc., a SAAS Financial Technology Company. His passion is to empower all individuals to grow their wealth for the future through the use of AI investing technology.



Jeffrey Wayne Hayzlett
Board Member

Jeffrey Hayzlett is a primetime television host of C-Suite with Jeffrey Hayzlett and Executive Perspectives on C-Suite TV, and business podcast host of All Business with Jeffrey Hayzlett on C-Suite Radio.

He is a global business celebrity, speaker, best-selling author, and Chairman of C-Suite Network, home of the world's most trusted network of C-Suite leaders. Hayzlett is a well-traveled public speaker, former Fortune 100 CMO, and author of four best-selling business books: The Hero Factor, Think Big, Act Bigger: The Rewards of Being Relentless, Running the Gauntlet and The Mirror Test.

Hayzlett is one of the most compelling figures in business today and an inductee into the NSA's Speaker Hall of Fame.

As a leading business expert, Hayzlett is frequently cited in Forbes, SUCCESS, Mashable, Marketing Week and Chief Executive, among many others. He shares his executive insight and commentary on television networks like Bloomberg, MSNBC, Fox Business, and C-Suite TV. Hayzlett is a former Bloomberg contributing editor and primetime host, and has appeared as a guest celebrity judge on NBC's Celebrity Apprentice with Donald Trump for three seasons.

He is a turnaround architect of the highest order, a maverick marketer and c-suite executive who delivers scalable campaigns, embraces traditional modes of customer engagement, and possesses a remarkable cachet of mentorship, corporate governance, and brand building. Jeffrey Hayzlett spends approximately 5 hours per week working for iFlip.



Doug Adams
COO

Doug Adams has more than 30 years of experience as an executive in the IT industry. He has demonstrated success helping companies grow profitably with high degrees of customer satisfaction.

He has a passion for developing talent and building high performing teams. Most recently as a Senior VP at FusionStorm, he helped grow the company from $440mm to over $1bb in sales and improve profitability 1500% (15x) over 7 years. Prior to that he was at Oracle for 14 years where he served as a Vice President in their North America Consulting Division.

He had responsibility for a variety of software and technology practices with a team of over 400 consultants. He has also held leadership positions at IBM and Andersen Consulting (Accenture), and holds a BS degree from Cal Poly, San Luis Obispo in Industrial Engineering.



Rob Simone
CGO

Award winning visual storyteller and content producer.

Successful founder of 3 marketing/content startups.

18+ years in financial/fintech marketing and customer acquisition experience. Consultant to Fortune 100 companies, including JP Morgan, Morgan Stanley and Cigna

TERMS

iFlip by FlipInvestor

Overview

PRICE PER SHARE
$0.59

VALUATION
$27.63M

DEADLINE
Dec 27, 2023

FUNDING GOAL
$10k - $1.23M

Breakdown

MIN INVESTMENT
$499.73

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.80

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
16,949

MAX NUMBER OF SHARES OFFERED
2,093,220

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus | 5% Bonus Shares

As you are a Previous Investor, Current Subscription Holder, or Trusted Partner of FlipInvestor, Inc., you are eligible for additional bonus shares.

Time-Based Perks

Friend and Family

Invest $499 within the first 3 days and receive 15% bonus shares.

Super Early Bird

Invest $499 within the first 7 days and receive 10% bonus shares.

Early Bird Bonus

Invest $499 within the first 14 days and receive 5% bonus shares.

Volume-Based Perks

Protection Package

Invest $500+ and receive an invitation to Private Investor Group.

Wealth Builder Package

Invest $1,000+ and receive Free VIP Ticket to Any Upcoming Bullet Proof Investing Event (you and spouse).

Premium Package

Invest $5,000+ and receive Free VIP Ticket to Any Upcoming Bullet Proof Investing Event (you and spouse), 3 months free iFlip platform subscription + 3% bonus shares.

Wall Street Package

Invest $10,000+ and receive Free VIP Ticket to Any Upcoming Bullet Proof Investing Event (you and spouse), 6 months free iFlip platform subscription + 5% bonus shares + 1-hour phone call with CEO.

Elite Package

Invest $25,000+ and receive Free VIP Ticket to Any Upcoming Bullet Proof Investing Event (you and spouse), a 1-year free subscription, Private Smartfolio Investing Setup with Kelly for your new account + 10% bonus shares + a 1-hour phone call with CEO.

Warren Buffet Package

Invest $50,000+ and receive Free VIP Ticket to Any Upcoming Bullet Proof Investing Event(you and spouse), 1-year free subscription, Private Smartfolio Investing Setup, Private Dinner at Bullet Proof event with the Founders + 15% bonus shares + 1 hour CEO call.

The 10% StartEngine Owners' Bonus

FlipInvestor, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.59/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

****Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.*

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into iFlip by FlipInvestor.

JOIN THE DISCUSSION

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HOW INVESTING WORKS

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRA**/**SIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the 'Website') represents a recommendation, offer, or solicitation of an offer to buy or sell any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. StartEngine Bulletin Board ("SE BB") is a bulletin board platform that advertises interest in shares of private companies that previously executed Reg CF or Reg A offerings. SE BB enables shareholders to communicate interest in potential sales of shares in private companies and investors to discover, review, and potentially invest in private companies. As a bulletin board platform, SE BB provides a venue for investors to access information about private company offerings and connect with potential sellers. SE BB is distinct and separate from StartEngine Secondary ("SE Secondary"), which is an SEC-registered Alternative Trading System (ATS) operated by SE Primary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. While a security may be displayed on the bulletin board, these securities will be subject to certain restrictions which may prevent the ability to buy and sell these securities in a timely manner, if at all. Even if a security is qualified to be displayed on the bulletin board, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Randy:

$260,000.

That's how much a portfolio with 1 million invested in the S&P500 could have avoided losing during the last stock market crash of 2022.

Elite traders have used artificial intelligence for decades to minimize their losses, while everyday investors are left unprotected. It's a wrong that we are finally making right.

WE ARE iFLIP: an investing platform that empowers everyday people with the same tools used by professionals.

Kelly (remote filming testimonial):

I spent over 25 years building AI and algorithmic trading systems for the largest banks in the world like Deutsche Bank and Morgan Stanley. After generating massive returns for the 1%, I realized these tools could help everyday people.

Rob:

iFlip is an investment platform that uses artificial intelligence to protect and grow wealth over time. We're not a stock trading app like Robinhood, but an "intelligent financial co-pilot" that helps our customers keep more of what they earn.

But most automated investing apps or robo-advisors don't use AI. They use simple algorithms that react to the market after the fact, instead of learning from and anticipating shifts as they happen.

iFlip takes a different approach.

Randy:

Our proprietary AI proactively examines thousands of indicators daily and learns to predict market movements. When risks appear, iFlip shifts portfolios into less volatile assets, like cash, to shield them from losses. And it does so without our customers ever having to lift a finger.

During the Covid crash of 2020, iFlip's artificial intelligence avoided a 22% loss in the S&P 500 SPY by getting out of the market during that 11 day period. And best of all, with a monthly subscription fee that's on par with a streaming service, iFlip costs a fraction of the 1-2% fees most investment firms charge.

97% of our customers stay with iFlip once they've signed up.

Rob:

While other platforms obsess over outperforming the market at all costs, iFlip strikes the perfect balance between protecting our customers from losses during volatile periods, while also beating the S&P through capitalizing on trends our AI identifies early.

Since launching in 2017, iFlip has outperformed the S&P by a staggering 120%. With a $10,000 investment over 6 years, that would put an extra $8,000 in your pocket.

Randy:

With the market for automated investing solutions expected to grow at a compounded annual rate of 29% through 2030. We've been perfecting our technology for 6 years to help investors get in and out of the market when it's best for them.

Help fund a future where investing is informed, inclusive, and on your own terms - without the ridiculous fees.

Invest in iFlip and together, let's level the financial playing field.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 11/03/2022 01:45 PM
Original ID: 2018-000789780
Amendment ID: 2022-003906933

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

FlipInvestor, Inc.

2. Article number(s) V is amended as follows:
See checklist below for article number information.

V. The number, par value, and class of shares the corporation will have the authority to issue are:

Number of Common Shares: 400,000,000 Common Par Value: $0.0010
Number of Preferred Shares: 100,000,000 Preferred Par Value: $0.0010

The board of directors of the Corporation (the "Board of Directors") is authorized to divide both the Common Shares and the Preferred Shares into series and to fix and determine the designations, preferences, privileges and voting powers of the Common Shares or Preferred Shares of each series so established, and the restrictions and qualifications thereof.

The Certificate of Designation for the Series A Preferred Stock is attached to these Articles of Amendment as Exhibit "A".

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

Received
OCT 31 2022
Secretary of State
Wyoming

4. The amendment was adopted on 10/27/2022
(Date – mm/dd/yyyy)

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

- [x] **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

OR

- [ ] **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

- [ ] **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: [signature]
(May be executed by Chairman of Board, President or another of its officers.)

Date: 10/27/2022
(mm/dd/yyyy)

Print Name: Randy Tate

Contact Person: Randy Tate

Title: President

Daytime Phone Number: 916-616-8283

Email: office@companyagent.com, cmulliganlaw@gmail.com, randy@iflipinvest.com

***(An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

Checklist

- [x] ***Filing Fee: $60.00*** Make check or money order payable to Wyoming Secretary of State.
- [ ] **Processing time is up to 15 business days** following the date of receipt in our office.
- [ ] *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. ***Article number(s) is not the same as the filing ID number.***
- [ ] Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
- [ ] Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**

EXHIBIT "A"

CERTIFICATE OF DESIGNATIONS, PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES A PREFERRED STOCK

A. Designation. The distinctive serial designation of said series of the preferred stock shall be Series A Preferred Stock. Each share of the Series A Preferred Stock shall be identical in all respects with all other shares of the Series A Preferred Stock except as to the dates from and after which dividends thereon shall be cumulative.

B. Number of Shares in Series. The number of authorized preferred shares constituting the Series A Preferred Stock shall be an aggregate of SEVENTEEN MILLION EIGHT HUNDRED FORTY-FIVE THOUSAND FIVE HUNDRED SEVENTY SIX (17,845,576) shares, which number shall not be increased or decreased without the consent of a majority of the Series A Preferred Stock outstanding (unless at least 50% of the Series A Preferred originally issued remain outstanding, consent of the holders of at least 80.1% of the Series A Preferred shall be required). Shares of the Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of preferred stock undesignated as to series.

C. Rank. The Series A Preferred Stock shall rank (i) senior to any other series of preferred stock hereafter designated by the Corporation, unless the Company offers a series of preferred stock at a purchase price per share greater than what was paid by the holders of Series A Preferred Stock (in such case the Series A Preferred Stock may rank junior to any such future designated class of preferred stock; and (ii) senior to the Corporation's common stock, par value $.001 per share (the "Common Stock") and any and all other classes or series of equity securities the Corporation may designate from time to time ((ii) and (iii), collectively, the "Junior Securities"), in each case to the distribution of assets upon liquidation, dissolution or winding up of the Corporation or to the payment of dividends. Notwithstanding the foregoing the Board of Directors may authorize the issuance of other series of preferred stock, the rights, preferences and privileges of any of which must be either (i) subordinated in all respects to the Series A Preferred Stock (except as set forth herein), or (ii) with the consent of holders of a majority of the then-outstanding shares of Series A Preferred Stock (unless at least 50% of the Series A Preferred originally issued remain outstanding, consent of the holders of at least 80.1% of the Series A Preferred shall be required), *pari passu* with or senior to the Series A Preferred Stock.

D. Conversion to Common Stock. The holders of the Series A Preferred shall have the right to convert the Series A Preferred, at any time, into shares of Common Stock. The initial conversion rate shall be 1:1, subject to adjustment as provided below.

E. Automatic Conversion to Common Stock. The Series A Preferred shall be automatically converted into Common Stock, at the then applicable conversion price, (i) in the event that the holders of at least 80.1% of the outstanding Series A Preferred consent to such conversion or (ii) upon the closing of the initial underwritten public offering of the Company's stock in which the per share public offering price would yield a valuation (net of underwriters' discounts, concessions, commissions and expenses) of at least $100,000,000, with total offering proceeds to the Company in excess of $20,000,000 (net of underwriters' discounts, concessions, commissions and expenses) (the "Qualified Public Offering").

F. No Redemption. The Series A Preferred shall not be redeemable at the option of the holders thereof.

G. Dividends. NONE.

H. Antidilution Provisions. NONE

I. Voting Rights. NONE

J. Board of Directors. Upon the conclusion of the Series A Preferred round offering, the founders of the Company (Sidney Kelly Korshak and Randy Tate (the "Founders")) shall enter into a voting agreement with the holders of the Preferred Stock whereby Sidney Kelly Korshak and Randy Tate shall vote their respective common shares to appoint such person that the holders of a majority of the issued Series A Preferred shall direct.

K. Protective Provisions. For so long as at least 50% of the Series A Preferred originally issued remain outstanding, consent of the holders of at least 80.1% of the Series A Preferred shall be required for any action that: (i) adversely alters or changes the rights, preferences or privileges of the Series A Preferred (including the Company's Amended By-laws or its Amended Articles of Incorporation or any subsequent amendment thereto), (ii) creates (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or pari-passu with the Series A Preferred, (iii) increases or decreases the authorized size of the Company's Board of Directors, or (iv) results in the payment or declaration of any dividend on any shares of Common Stock.

L. Registration Rights. The Series "A" Investors (along with the Founders) shall be entitled to "piggy-back" registration rights on all registrations of the Company or on any demand registrations of any other investor subject to the right, however, of the Company and its underwriters to reduce the number of shares proposed to be registered pro rata in view of market conditions (but not less than 30% of any offerings after a Public Offering). If the Series "A" Investors are so limited, however, no party shall sell shares in such registration other than the Company or the Series "A" Investor, if any, invoking the demand registration. The Company and the Series A Preferred Investors shall each bear one-half of the registration expenses (exclusive of underwriting discounts and commissions) of all such demand and piggy- back registrations.

M. Right of First Refusal and Co-Sale Agreement. The Founders will enter into a right of first refusal and co-sale agreement with the Series A Preferred Investors that shall include a provision that any Founder who proposes to sell all or a portion of his shares to a third party must either permit the holders of the Series A Preferred shares at their option to i) to purchase such stock on the same terms as the proposed transfer, or ii) sell a proportionate part of their shares on the same terms offered by the proposed transferee. Such right will terminate upon the closing of a Qualified Public Offering.

N. Drag Along Rights. The Founders will enter into a "drag along agreement" with the Series A Preferred Investors whereby if a majority of the holders of Series A Preferred Stock agree to a sale or liquidation of the Company, the holders of the remaining Series "A" Preferred Investors and the Founders shall consent to and raise no objections to such sale.

O. Information Rights. Any Series A Preferred Shareholder that holds at least 10% of the total issued shares of the Series A Preferred Stock (a "Major Investor"), the Company shall deliver to each such Major Investor, annual and quarterly financial statements. These provisions shall terminate upon the Qualified Public Offering or upon an acquisition, merger or consolidation of the Company.

P. Rights to Maintain Proportionate Ownership. Major Investors shall have the right in the event the Company proposes to offer equity securities to any person (other than securities issued pursuant to Exempt Issuances) to purchase their pro rata portion of such shares, computed on a fully diluted basis at the close of this financing to maintain their proportionate equity ownership position in the Company. This right will terminate upon the Qualified Public Offering or upon an acquisition, merger or consolidation of the Company.

Q. Purchase Agreement. The investment for the Series A Preferred Stock shall be made pursuant to a Stock Purchase Agreement reasonably acceptable to the Company and the Investors, which agreement shall contain, among other things, appropriate representations and warranties of the Company, covenants of the Company reflecting the provisions set forth herein and appropriate conditions of closing. The Purchase Agreement shall provide that it may only be amended with the approval of the Company and holders of more than 80.1% of the Series A Preferred (and Common Stock issued upon conversion of the Series A Preferred).

R. Liquidity Event Preference. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Stock shall be entitled to receive: (i) in preference to the holders of the Common Stock, a per share amount equal to the original purchase price (the "Liquidation Preference"); and (ii) after the payment of the Liquidation Preference to the holders of the Series A Preferred, the remaining assets shall be distributed ratably to the holders of the Common Stock and the Series A Preferred until the Series A Preferred has received in aggregate 2x their liquidation preference (including the initial liquidation preference itself)-- (the "Series "A" Preferred Stock Liquidation Value").

Thereafter, Common Stock is entitled to receive the remaining assets of the Company. A sale of all or substantially all of the assets of the Company or any material subsidiary or a merger, acquisition, or sale of voting control in which the shareholders of the Company or such material subsidiary do not own a majority of the outstanding shares of the surviving corporation of such merger, acquisition or sale shall be deemed to be a liquidation, unless the holders of at least 80.1% of the Series A Preferred determine otherwise.

1. Insufficient Assets; Pro Rata Distribution. If the assets of the Corporation are insufficient to provide to the holders of record of Series A Preferred Stock the full payment of the Series A Preferred Stock Liquidation Value, the holders of the Series A Preferred Stock shall share ratably in any distribution of assets available for distribution to the holders of Series A Preferred Stock, according to the respective amounts which would be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

2. Exclusions with Consent. Neither the merger nor the consolidation of the Corporation with or into another corporation, a restructuring or sale, merger or transfer of any material subsidiary of the Corporation, a spinoff of any of its material subsidiaries or assets, the sale, lease or conveyance of all or substantially all of the assets of the Corporation, nor the registration by the Corporation for any class of its equity securities to be traded publicly (each, a "Fundamental Event") shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section E. Upon consummation of the Fundamental Event, the holders of the Series A Preferred will be entitled to receive the Company's common stock on a share for share basis.

3. Notice of Liquidation or of a Fundamental Event. In the event of any voluntary of involuntary liquidation, dissolution, or winding up of the Corporation, or of any Fundamental Event, the Corporation shall, within ten (10) days after the date the Board of Directors approves such action, or within twenty (20) days prior to any shareholder's meeting called to approve such action, or within twenty (20) days after the commencement of any involuntary proceeding, whichever is earlier, give each holder of shares of Series A Preferred Stock initial written notice of the proposed action. Such initial written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash, and property to be received by the holders of shares of Series A Preferred Stock upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each holder of shares of Series A Preferred Stock of such material change. The Corporation shall not consummate any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or finalization of any Fundamental Event before the expiration of thirty (30) days after the mailing of the initial notice or ten (10) days after the mailing of any subsequent written notice, whichever is later; provided that any such thirty-day or ten-day period may be shortened upon the

written consent of the holders of the majority of the outstanding shares of Series A Preferred Stock (including, for this purpose, options, warrants or other instruments convertible, exercisable or exchangeable into, shares of Series A Preferred Stock, whether or not then convertible, exercisable or exchangeable).

4. Appraisers. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation which will involve the distribution of assets other than cash, the Corporation shall promptly engage competent independent appraisers to determine the value of the assets to be distributed to the holders of shares of each class of stock then outstanding (it being understood that with respect to the valuation of securities, the Corporation shall engage such appraiser as shall be approved by the holders of a majority of shares of the Corporation's outstanding Series A Preferred Stock, which approval shall not be unreasonably withheld or delayed, including, for this purpose, options, warrants or other instruments convertible, exercisable or exchangeable into, shares of Series A Preferred Stock, whether or not then convertible, exercisable or exchangeable). The Corporation shall, upon receipt of such appraiser's valuation, give prompt written notice to each holder of shares of Series A Preferred Stock of the appraiser's valuation.

S. Registration of Transfer. The Corporation shall keep at its principal office a register for the registration of the Series A Preferred Stock. Upon the surrender of any certificate representing Series A Preferred Stock at such place, the Corporation shall, at the request of the record holder of the certificate, execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares of Series A Preferred Stock represented by the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends shall accrue on the Series A Preferred Stock represented by the new certificate from the date to which dividends have been fully paid on the Series A Preferred Stock represented by the surrendered certificate.

T. Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Series A Preferred Stock and receipt of an indemnity reasonably satisfactory to the Corporation, or, in the case of any such mutilation upon surrender of the certificate, the Corporation shall (at the holder's expense) execute and deliver a new certificate in lieu of the shares represented by the lost, stolen, destroyed or mutilated certificate and dated the date of the lost, stolen, destroyed or mutilated certificate.

U. Other Rights. The shares of the Series A Preferred Stock shall not have any powers, preferences or relative, conversion, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein.

V. Notice. All notices referred to herein will be in writing and will be delivered by registered or certified United States mail, return receipt requested, postage prepaid and will be deemed to have been given when so mailed (a) to the Corporation, at its principal executive offices or (A) to any shareholder, at that holder's address, as it appears in the records of the Corporation.

RECEIPT

Wyoming
Secretary of State
Herschler Bldg East, Ste.100 & 101
Cheyenne, WY 82002-0020

RECEIPT INFORMATION

FLIPINVESTOR, INC.
3970 CLOVER VALLEY RD
ROCKLIN, CA 95677

Receipt #: **002773598**
Receipt Date: **11/03/2022**
Processed By: **Kim McColl**

DO NOT PAY!
This is not a bill.

Description of Charges	Reference	Quantity	Unit Price	Total
Common Amendment - Profit Corporation - Domestic	2022-003906933	1	$60.00	$60.00
	TOTAL CHARGES PAID			**$60.00**

Description of Payment	Reference	Amount
Payment-Check / Money Order	9649602375	$60.00
	TOTAL PAYMENT	**$60.00**

In Reference To:
FlipInvestor, Inc. (2018-000789780); Amendment ID: 2022-003906933

PAD or Billing Questions?
(307) 777-5343
SOSAdminServices@wyo.gov

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

Pre-launch Banner copy: Reserve your potential equity in iFlip on StartEngine!

iFlip StartEngine campaign - Email

[Pre-launch email 1]

Group 1: Survey respondents + folks that indicated they want to be involved early]

Subject Line: iFlip is growing, and you can potentially be a part of it

Dear <First name>,

As a committed iFlip customer, you've been selected as part of an exclusive group that will have the chance to potentially invest in iFlip and share in our future success!*

Learn more about this exciting opportunity from our CEO, Randy Tate.

<Video>

Interested in reserving an investment in iFlip in the future? We plan to launch a campaign on StartEngine!

Get notified early <here>.

Sincerely,
The iFlip Team

*No Money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "reserving" securities is simply an indication of interest.

[Script for Randy]

Hi everyone, Randy Tate here, CEO of iFlip.

At iFlip, we are committed to giving you the best investing experience possible. And we've already made some amazing updates to our platform, like our new onboarding process, fractional shares, and core strategies.

But to really grow iFlip, we are considering raising capital to improve our product and bring new customers to the platform. And because iFlip is all about giving the power back to the people, why not consider raising money from individuals like you?*

That's right, as part of an exclusive group of customers, we're giving you the chance to reserve an investment in iFlip through Startengine. We plan to provide product updates and spread the word about our amazing features like built-in portfolio protection backed by A.I.

Our goal is to protect and grow the wealth of every individual on the planet, and with your help we believe we can succeed.

This is an exciting time for us here at iFlip, and we want you to be a part of it.

Register at the link below in this email to stay updated on how you can support us through StartEngine and be a part of the iFlip revolution.

*No Money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "reserving" securities is simply an indication of interest.

iFlip StartEngine campaign - Email

[Pre-launch email 2]

Group 1: Survey respondents + folks that indicated they want to be involved early

Hi <first name>,

As a dedicated iFlip user, we're giving you a once-in-a-lifetime opportunity to invest in our future! You can own a piece of iFlip by participating in our potential crowdfunding campaign on StartEngine.

[Screenshot]

Plus, for being an early iFlip supporter, you have the chance to receive **up to 15% bonus shares**!

<Learn more about reserving your potential investment>

There's a limited amount of equity available, so don't miss out on this amazing opportunity to help us build the future of automated investing and share in our success!

Sincerely,
The iFlip Team

*No Money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "reserving" securities is simply an indication of interest.

Group 2: iFlip users (~750 active accounts)

Hi <first name>,

As a dedicated iFlip user, we're giving you a once-in-a-lifetime opportunity to invest in our future! You can own a piece of iFlip by participating in our potential crowdfunding campaign on StartEngine.

[Screenshot]

Plus, for being an early iFlip supporter, you have the chance to receive **up to 15% bonus shares**!

<Learn more about reserving your potential investment>

There's a limited amount of equity available, so don't miss out on this amazing opportunity to help us build the future of automated investing and share in our success!

Sincerely,
The iFlip Team

*No Money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "reserving" securities is simply an indication of interest.

Group 3: full iFlip Database (~30K (minus active accounts))

Subject Line: Here's your chance to potentially invest in the future of iFlip!

As part of iFlip's trusted network, we're giving you a once-in-a-lifetime opportunity to potentially own shares in the world's only investment platform with built-in portfolio protection backed by A.I. Own a piece of iFlip by participating in our planned crowdfunding campaign on StartEngine!

[Screenshot]

Plus, for being an early iFlip supporter, you have the chance to receive **up to 15% bonus shares**!

<Learn more about reserving your potential investment>

There's a limited amount of equity available, so don't miss out on this amazing opportunity to help us build the future of automated investing and share in our success!

Sincerely,
The iFlip Team

*No Money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. “reserving” securities is simply an indication of interest.


Here's your chance to potentially
own a piece
of iFlip
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


Here's your chance to potentially
own a piece
of iFlip
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

[Post Copy]
FB
We're excited to announce our exclusive potential crowdfunding round on StartEngine! This is an incredible opportunity to reserve your possible equity in our automated investing platform backed by A.I. We're only selling a limited amount of shares, so don't miss out. Plus, the sooner you reserve your investment, the more bonus shares you can receive. Learn more about how you can get involved. <link> https://iflipinvest.com/stay-in-the-loop/

IG
We're excited to announce our exclusive potential crowdfunding round on StartEngine! This is an incredible opportunity to reserve your possible equity in our automated investing platform backed by A.I. We're only selling a limited amount of shares, so don't miss out. Plus, the sooner you reserve your investment, the more bonus shares you can receive. Click the link in our bio for more information on how you can get involved.

LI
We're excited to announce our exclusive potential crowdfunding round on StartEngine! This is an incredible opportunity to reserve your possible equity in our automated investing platform backed by A.I. We're only selling a limited amount of shares, so don't miss out. Plus, the sooner you reserve your investment, the more bonus shares you can receive. Learn more about how you can get involved. <link> https://iflipinvest.com/stay-in-the-loop/

TW
We're excited to announce our exclusive potential crowdfunding round on StartEngine! This is an incredible opportunity to reserve your possible equity in our investing platform backed by A.I. Limited equity is available. Learn more about how you can get involved. <link> https://iflipinvest.com/stay-in-the-loop/

Post copy
Be a part of the iFlip revolution. Our potential new crowdfunding round on StartEngine will give you the opportunity to own shares in the future of our automated investing platform backed by A.I. We're only selling a limited amount of equity, so don't miss this amazing opportunity! Learn more. <link> https://iflipinvest.com/stay-in-the-loop/

IG
Be a part of the iFlip revolution. Our potential new crowdfunding round on StartEngine will give you the opportunity to own shares in the future of our automated investing platform backed by A.I. We're only selling a limited amount of equity, so don't miss this amazing opportunity! See the link in our bio to learn more. <link> https://iflipinvest.com/stay-in-the-loop/

TW
Be a part of the iFlip revolution. Our potential new crowdfunding round on StartEngine will give you the opportunity to own shares in the future of our automated investing platform backed by A.I. Don't miss this amazing opportunity! Learn more. <link> https://iflipinvest.com/stay-in-the-loop/